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Atalanta Sosnoff

Capital Corporation - 101 Park Avenue, New York, New York 10178-0008
(212)867-5000 Fax (212) 922-1820 www.atalantasosnoff.com

[ATALANTA/SOSNOFF LOGO]

                                                     June 13, 2003



Atalanta/Sosnoff Capital Corporation
101 Park Avenue
New York, New York 10178

Dear Stockholder:

     We are pleased to inform you that on June 10, 2003, Atalanta/Sosnoff Capital Corporation (the "Company") entered into an Agreement and Plan of Merger with Atalanta Acquisition Company and Martin T. Sosnoff, Chairman, Chief Executive Officer and Chief Investment Officer of the Company, pursuant to which Atalanta Acquisition Company and Mr. Sosnoff have today commenced a tender offer to purchase all of the outstanding shares of common stock (the "Shares") of the Company for $13.95 per Share in cash. The tender offer will be followed by a merger, in which each publicly-held Share not purchased in the tender offer will be converted into the right to receive $13.95 per share in cash.

     After careful consideration, an independent Special Committee of your Board of Directors, and your full Board of Directors (other than Mr. Sosnoff and Craig
B. Steinberg, President and a Director of the Company), have each determined that the terms of the tender offer and the merger are fair to, and in the best interests of, the public stockholders of the Company, and both the Special Committee and your Board of Directors recommend that the public stockholders of the Company accept the tender offer and tender their Shares pursuant to the tender offer.

     In arriving at their recommendations, the Special Committee and your Board of Directors considered a number of factors, as described in the attached
Schedule 14D-9, including the written opinion of the Special Committee's financial advisor, The Blackstone Group L.P., that, as of the date of the opinion, the consideration to be received by the public stockholders in the tender offer and the merger in exchange for their Shares is fair from a financial point of view to such public stockholders. A copy of Blackstone's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Blackstone in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully in its entirety.

     Enclosed are the Offer to Purchase, dated June 13, 2003, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer


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and the merger. The Schedule 14D-9 describes in
more detail the reasons for the Special Committee's and your Board of Director's conclusions and contains other information relating to the tender offer and the merger. We urge you to consider this information carefully.


                                            /s/ Martin T. Sosnoff
                                            Martin T. Sosnoff
                                            Chairman and Chief Executive Officer



                                            /s/ Jay S. Goldsmith
                                            Jay S. Goldsmith
                                            Chairman of the Special Committee